November 28, 2016
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Loan Lauren P. Nguyen, Legal Branch Chief, Office of Natural Resources

Re:	PEDEVCO CORP.
Registration Statement on Form S-3
Filed November 3, 2016
File No. 333-214415

Dear Ms. Nguyen:
By letter dated November 22, 2016, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided PEDEVCO CORP. (the “Company”) with comments regarding the Company’s Registration Statement on Form S-3 (File No. 333-214415) (the “Registration Statement”), which was filed with the Commission on November 3, 2016. This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter dated November 22, 2016.
Sales Agreement Prospectus
Plan of Distribution, page S-19
1.
The sales agreement prospectus references the offering of “up to $2,000,000” of common stock and your Explanatory Note in the forepart provides that the $2,000,000 of common stock is included in the $100,000,000 of securities that may be offered under the registration statement. With regards to your sales agreement prospectus, the disclosure here and on the cover page states that sales may be made “in sales deemed to be ‘at the market offerings’ as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or the Securities Act, including sales made directly on or through the NYSE MKT, the existing trading market for our common stock, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or any other method permitted by law.” Please tell us whether sales made to or through a market maker or sales made in privately-negotiated transactions satisfy the “at the market offering” definition under Rule 415. If any sales method does not constitute a sales method that is deemed to be an “at the market offering” as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file an additional prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

Securities and Exchange Commission
November 28, 2016

Company's Response:
The Company acknowledges the Staff’s comment and confirms that sales made to or through a market maker or sales made in privately-negotiated transactions do not satisfy the “at the market offering” definition under Rule 415.  The Company also plans to remove the references on the cover page and the “Plan of Distribution” section of the sales agreement prospectus to “sales made to or through market makers” and “negotiated transactions” in an amended filing. The Company further confirms that, if any sales method employed by the Company does not constitute a sales method that is deemed to be an “at the market offering” as defined in Rule 415, or if any material information with respect to a particular offering has been omitted from the sales agreement prospectus included in the Registration Statement, the Company will file a prospectus supplement at the time of such sale.
Specifically, the Company plans to revise the verbiage on the cover page read as follows (italicized language added):
“Sales of our common stock, if any, under this prospectus, may be made in sales deemed to be “at the market offerings” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or the Securities Act, including sales made directly on or through the NYSE MKT, the existing trading market for our common stock, or any other existing trading market for our common stock, ~~sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions~~ at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or any other ~~method permitted by law~~ sales method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) of the Securities Act. NSC will act as a sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between NSC and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.”

Further, the Company plans to revise the verbiage in the "Plan of Distribution” section on page S-19 to read as follows (italicized language added):
“We have entered into an At Market Issuance Sales Agreement, or sales agreement, with National Securities Corporation, or NSC, under which we may issue and sell shares of our common stock having aggregate sales proceeds of up to $2,000,000 from time to time through NSC acting as agent. Sales of our common stock, if any, under this prospectus may be made in sales deemed to be “at the market offerings” as defined in Rule 415 promulgated under the Securities Act, including sales made directly on or through the NYSE MKT, the existing trading market for our common stock, or any other existing trading market for our common stock, ~~sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions~~ at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or any other ~~method permitted by law~~ sales method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) of the Securities Act.”

Securities and Exchange Commission
November 28, 2016

Upon the Staff’s confirmation that these revisions adequately address the Staff’s comment, the Company will amend the Registration Statement accordingly, including providing various updates to the information set forth therein as a result of changes in such information since the original filing date, and file the same with the Staff.
* * *
Please direct any questions or comments regarding this response letter and the Amended Registration Statement to David M. Loev, of The Loev Law Firm, PC, DLoev@LoevLaw.com (713) 524-4110 and to the Company's General Counsel, Clark Moore, at cmoore@pacificenergydevelopment.com.
Very truly yours, /s/ David M. Loev